EX 99.28(d)(11)(ii)

Amendment

to the Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and BlueBay Asset Management LLP

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and BlueBay Asset Management LLP ("Sub-Adviser"), a Limited Liability Partnership existing under the laws of the United Kingdom and a registered investment adviser.

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015 ("Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust ("Trust"), as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 2. "Services to be Rendered by the Sub-Adviser to the Trust"

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

Delete paragraph G. in Section 2. "Services to be Rendered by the Sub-Adviser to the Trust" in its entirety and replace it with the following:

(A) The Sub-Adviser at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser's duties under this Agreement; and (B) the Sub-Adviser shall, at its expense, bear any fees or costs associated with regulatory investigations or litigation brought by a third party against the Sub-Adviser arising from or pertaining to (i) the services provided by the Sub-Adviser under the Agreement (but excluding litigation for services provided and/or fees charged by the Adviser); and (ii) the Sub-Adviser's general business operations, in either case that require the involvement or participation of the Adviser, the Fund, and/or any Trustee of the Fund, provided that in any such case the Sub-Adviser shall not be liable pursuant to this clause to pay to Adviser, the Fund and/or any Trustee any such legal fees in connection with any such action to which either the Adviser, the Fund and/or any Trustee is also itself a direct party.  A party's aggregate liability to the other for all fees and costs under this section shall not exceed the aggregate fees paid by Adviser to Sub-Adviser during the last full calendar year prior to any such liability first being incurred.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed and effective as of August 31, 2016.

Jackson National Asset Management, LLC		BlueBay Asset Management LLP

By:	/s/ Mark D. Nerud	By:	/s/ James Brace
Name:	Mark D. Nerud	Name:	James Brace
Title:	President and CEO	Title:	Partner & General Counsel